Exhibit 99.1

Ballard Announces Results of Annual General Meeting

VANCOUVER, June 2, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced results of its 2016 Annual General Meeting, which was held yesterday at the Company's headquarters facility in Burnaby, British Columbia.

All nominees listed in the Management Proxy Circular dated April 15, 2016 were elected as directors of the Company. Each of the Ballard directors was re-elected by a majority of the votes cast by shareholders present or represented by proxy. Director biographies are available in the Corporate Leadership section of the Company's website.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Ian A. Bourne	15,869,936	96.59	559,703	3.41
Douglas P. Hayhurst	15,948,130	97.07	481,512	2.93
R. Randall MacEwen	15,968,359	97.19	461,283	2.81
Marty Neese	16,016,103	97.48	413,539	2.52
James Roche	16,026,206	97.54	403,436	2.46
Carol M. Stephenson	15,863,747	95.56	565,895	3.44
Ian Sutcliffe	15,856,655	96.51	572,987	3.49

At the Annual General Meeting, Ballard's CEO also provided an update on the business.

In addition, KPMG LLC Chartered Accountants was appointed as auditor for the Company, an advisory vote approved the approach to executive compensation disclosed in the Company's Management Proxy Circular and a proposal was adopted to continue the Corporation from the Canada Business Corporations Act to the British Columbia Business Corporations Act (Continuance Proposal).

Item	For	% For	Against	% Against	Withheld/ Abstain	% Withheld/ Abstain	Non-Vote
Appointment of Auditors	49,323,902	91.76	0	0	4,430,462	8.24	0
Executive Compensation	11,905,675	72.46	4,523,968	27.54	0	0	37,324,721
Continuance Proposal	14,071,907	85.65	2,357,735	14.35	0	0	37,324,722

Final voting results on all matters voted on at the Annual General Meeting held on June 1, 2016 will be filed on SEDAR (www.sedar.com).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:15e 02-JUN-16